ABOVE BOARD

America's First Sugar Free Liqueur Line



A B
ABOVE BOARD CRAFTS GUILT FREE SPIRITS
PUTTING THE GRIT IN INTEGRITY, WE RELENTLESSLY
AVOID SHORTCUTS. SURE, IT'S A LABOR OF LOVE, BUT
WE FEEL OBLIGED TO PROVIDE WHAT YOUR LIFESTYLE
DEMANDS BECAUSE IT'S OUR WAY OF LIFE TOO.
Here's to living lightly

drinkaboveboard.com CARY, NC

Highlights

1. America's first no and low sugar liqueur company, woman owned, redefining indulgence.
2. Launched 2024, already in Hyatt, Omni, Ralphs, Total Wine, and 150 plus locations.
3. Year-over-year revenue tripled (2024 to 2025), fueling powerful momentum heading into 2026.
4. Sugar free, diabetic friendly, keto friendly liqueurs and Simple Syrup for today's modern drinker.
5. No debt and built entirely through founder grit and hustle. Raising $500K to accelerate growth.
6. Pioneering sugar free liqueurs in an $8.35B Baileys, Kahlúa, Cointreau segment, huge upside.
7. Powered by elite R&D, sales, demo, and media partners accelerating our sales velocity.
8. You're investing in the future of sugar-free spirits and helping shape an entirely new category.

Featured Investor



Joelle Flynn in Follow Invested $5,000

Joelle Flynn is a proven entrepreneur, investor, inventor and Founder of Shark Tank–winning, FunkOff!. She brings deep consumer brand expertise and strategic guidance as the lead investor helping scale Above Board nationwide.

"Above Board is doing what no one else in the spirits industry has dared to do, making wellness and indulgence coexist. Nicole and Brent aren't just building a brand, they're reshaping a category. Their early traction, clear purpose, and commitment to quality make this a rare opportunity to invest in a company that's both disruptive and deeply authentic."

& 6 more

Team



Brent Slone CFO SPV Voting Proxy



Nicole Slone CEO

Above Board: The Future of Sugar-Free Cocktails


ABOVE
BOARD

Above Board is America's first no and low sugar liqueur company, redefining indulgence for the modern drinker. Our products are keto-friendly, diabetic-friendly, and gluten-free. In our first 18 months, we gained 150+ accounts across restaurants, hotels, and retailers including Ralphs, Total Wine, Hyatt, and Omni. We're pioneering a new category in the $8.35B Baileys, Kahlúa, and Cointreau market, bringing wellness to the spirits world. Each new liqueur we launch expands our market potential exponentially.

💥 The Problem

The spirits industry hasn't evolved with today's health conscious drinkers. Most liqueurs are loaded with sugar, leaving health-conscious consumers without options that align with their lifestyle. Globally, diabetes affects more than 500 million people, and one in three adults now identifies as reducing sugar intake, yet the alcohol industry has been slow to respond.

The result is a category dominated by sugar-heavy products that no longer match what modern consumers value: transparency, balance, and a healthier drinking experience.


NO SUGAR. FEWER CALORIES. SAME INDULGENCE.
COMPARISON FOR A 2.5 OZ SERVING
ABOVE BOARD HAS 62% FEWER CALORIES
228 CALORIES 36.8G SUGAR
90 CALORIES 0G SUGAR
ABOVE BOARD HAS 54% FEWER CALORIES
110 CALORIES 0G SUGAR
237 CALORIES 18.5G SUGAR
ABOVE BOARD HAS 37% FEWER CALORIES
150 CALORIES 3G SUGAR
242 CALORIES 16G SUGAR
KAHLUA
ABOVE BOARD
COINTREAU
BAILEYS

🥃 Our Solution

Above Board is America's first no and low sugar liqueur company, redefining indulgence without compromise. We craft bold, full-flavored liqueurs using all natural sweeteners like allulose and monk fruit, delivering authentic taste and texture without sugar.

Our lineup includes:

🍶 **Cream:** Velvety and smooth with notes of vanilla, whiskey, and coffee

☕ **Coffee:** Deep, dark roast espresso with cocoa richness

🍊 **Orange:** bright and citrus-forward using Valencia orange peel

🍸 **Orange Bitter Apéritif:** A sophisticated, sugar-free alternative to Aperol, perfect for spritzes and citrus-forward cocktails

🧊 **Simple Syrup:** Sugar-free, versatile, and clean-finished

Simple Syrup: Sugar-free, versatile, and clean-finished

Each product is keto-friendly, diabetic-friendly, and gluten-free, designed for both home mixologists and professional bartenders.



ABOVE BOARD
NO AND LOW SUGAR ALTERNATIVES
Inspired by Some of the Most Popular Cordials on the Market.
FAITHFUL FLAVORS. NO ADDED SUGAR. FAMILIAR PRICE POINT.
GF CERTIFIED
GLUTEN FREE
Coffee [KAHLUA]
Cream [BAILEY'S]
Orange [CONTREAU]
Bitter Orange [APEROL]
Almond [AMARETTO]
Raspberry [CHAMBORD]
Melon [MIDORI]
Hazelnut [FRANGELICO]
On the Market
Coming Soon
Market Ready

🚀 Traction

In our first 18 months, Above Board gained more than 150 active accounts across a diverse mix of restaurants, bars, grocery stores, and hotels, including **Ralphs, Total Wine & More, Hyatt, and Omni**.

We have built strong momentum in both on-premise and off-premise channels, along with direct-to-consumer growth through drinkaboveboard.com.

Our brand has been featured in New York Times Square, multiple International film festivals, music festivals, food and wine festivals, national podcast and publications, wellness hospitality programs, and industry showcases, demonstrating strong appeal to both consumers and trade professionals.

💡 Why Now

The 8.35 billion dollar liqueur annual market for **Baileys, Kahlúa, and Cointreau alone**, is ready for disruption. Wellness has transformed every major consumer category, from snacks to energy drinks, while alcohol remains one of the last frontiers.

Above Board sits at the intersection of two unstoppable forces: the **premium spirits boom** and the **wellness and transparency revolution.** Modern drinkers expect better, and we are giving it to them. Each new Above Board liqueur we launch expands our market potential exponentially.



ABOVE BOARD
MARKET OPPORTUNITY
TAM
$8.35 BILLON - The global annual market for Baileys, Kahlua, and Cointreau liqueurs alone.
$2.09 BILLION - Just this 3 SKU market is valued at $8.35B. Recent studies show that one in four consumers across all


SAM
sugar options when purchasing alcoholic beverages, creating an $2.09B serviceable addressable market (SAM) space.
SOM
$167-209 MILLION - Above Board aims to capture 8-10% of the SAM, positioning its serviceable obtainable market (SOM) between $167M and $209M. As we expand new liqueurs this market grows expotentially.

👥 The Founders



Nicole Slone, Co-Founder & CEO

Nicole is a San Diego–based entrepreneur with more than 25 years of experience in sales, marketing, and brand strategy. A graduate of the University of California, Santa Barbara, she has spent her career driving growth, managing teams, and developing innovative business initiatives. As Founder and CEO of Above Board, Nicole leads the company's creative vision and business development, guiding product innovation, brand storytelling, and strategic partnerships. Her attention to detail, discipline, and commitment to excellence form the foundation of Above Board's continued success.

Brent Slone, Co-Founder & CFO

Brent is a Raleigh-based entrepreneur and senior-level leader with over 25 years of experience in technology, operations, and business strategy. Before co-founding Above Board, he successfully led enterprise-level solutions across diverse industries, managing high-performing teams and overseeing infrastructure, process optimization, and strategic planning. Brent brings analytical thinking and financial discipline to Above Board, leveraging his expertise in operations, research and development, and partnership management to scale the company's national footprint.

management to scale the company's national footprint.

Our Core Team

Behind Above Board is a skilled and passionate group of 20+ specialists in **Sales, Demos, Graphic Design, Social Media, and Marketing**, driving brand growth and consumer engagement nationwide. Together, we combine decades of leadership experience with modern digital strategy and on-the-ground execution to bring the sugar-free spirits revolution to life.

🌎 Our Vision

Above Board is redefining what it means to drink well. From our award-winning liqueurs to our sugar-free Simple Syrup, we're building the first modern spirits platform where wellness and indulgence coexist.

Our vision is to make **better-for-you cocktails** the new standard, accessible in homes, restaurants, and hotels across the country. As the first scalable no and low sugar liqueur company in America, Above Board is leading a nationwide shift toward transparency, quality, and mindful enjoyment.

This isn't just a brand. It's a **movement** that's changing how people think about what they drink, one sugar-free sip at a time.

📈 Why Invest

Above Board is more than a brand, it's a movement reshaping how Americans drink. In our first year, we achieved rapid traction across restaurants, hotels, grocery, and retail, including **Ralphs, Total Wine & More, Hyatt, and Omni**.

We are the **first scalable no and low sugar liqueur company in the U.S.**, pioneering a new category at the intersection of **premium spirits** and **wellness-driven consumer demand.**

Globally, **over 500 million people live with diabetes**, and one in three adults now identifies as reducing or eliminating sugar from their diet. Yet, alcohol remains one of the last untouched categories in the wellness revolution. Above Board is positioned to change that, offering indulgence without compromise.

With a proven foundation and growing consumer adoption, we're entering our next phase of expansion: **broadening distribution, scaling DTC sales, and launching new SKUs** that expand both our market reach and revenue potential.

Modern drinkers are demanding change. Above Board isn't following a trend, **we're defining one** and leading the **sugar-free revolution in spirits.**

💰 Use of Funds

We're raising **$500,000** to accelerate Above Board's next phase of growth, expanding sales, strengthening marketing, scaling production, and building the operational foundation needed to grow America's first no and low sugar liqueur company. This investment will support targeted market expansion, national account development, increased product availability, and the launch of new innovation, including our sugar-free Simple Syrup and upcoming Aperitif-style

innovation, including our sugar-free Simple Syrup and upcoming Aperitif-style liqueur.

Salaries & Employee Benefits – $180,000, 36%

Supporting key leadership, sales, and marketing roles needed to execute our growth strategy. Funds will help Above Board transition from founder-led execution to a stronger operating team, while supporting the people responsible for sales, brand development, account growth, and day-to-day execution.

Sales & Distribution – $60,000, 12%

Expanding our footprint through new retail, restaurant, hotel, and distributor relationships. Funds will support sales reps, demo teams, broker support, distributor onboarding, account activations, and market-level efforts that drive revenue and visibility.

Marketing & Advertising – $95,000, 19%

Driving awareness through digital campaigns, PR, influencer partnerships, events, trade activations, and brand storytelling. This will help accelerate direct-to-consumer growth, on-premise adoption, and consumer education around sugar-free liqueurs.

Product Development & Production – $100,000, 20%

Scaling production of our current liqueur portfolio while supporting new product innovation, including sugar-free Simple Syrup and future liqueur extensions. Funds will support raw materials, packaging, production runs, and R&D.

Warehousing & Logistics – $25,000, 5%

Supporting inventory storage, fulfillment, shipping, and logistics as Above Board expands into additional markets and grows both wholesale and direct-to-consumer sales.

Operational & Administrative – $45,000, 8%

Maintaining the business infrastructure required to scale responsibly, including legal, compliance, accounting, insurance, technology, and administrative systems. This ensures Above Board can grow efficiently while staying organized, compliant, and investor-ready.



Investment Round-Raising $500k
36%
12%
19%
20%
5%
8%
Salaries & Employee Benefits
Sales & Distribution
Marketing & Advertising
Product Development & Production
Warehousing & Logistics


Operational & Administrative

🧠 Investor Takeaway

This allocation directs more than **75% of funds** to growth-driving initiatives: sales, marketing, and production, while maintaining the lean operational discipline investors expect. It provides a clear two-year runway for Above Board to transition from regional success to **national category leadership** in the sugar-free spirits market.

📈 What Investors Should Expect

Investing in Above Board means joining our mission to modernize the spirits industry. This is a long-term opportunity, not a short-term financial return. Because we are raising capital through a SAFE, there is no guaranteed timeline or fixed “return period.”

Your SAFE converts into equity when we raise a future priced round, or if we experience a liquidity event, such as an acquisition. Early-stage consumer brands often see these milestones within several years, however timelines vary, and returns are not guaranteed.

What we can promise is our commitment to building a national, better-for-you spirits platform. As we expand into new markets, scale retail and on-premise sales, launch new products, grow distribution, and build brand awareness, we aim to increase the company’s valuation. As the business grows, your ownership stake positions you to benefit from future success.

We are building something bold, transparent, and disruptive, and we would be honored to have you with us on this journey.

📁 Investor FAQ

How does a SAFE work?

A SAFE is an investment agreement that converts into equity in the future. You are not buying stock today. Instead, your SAFE converts into shares during a future priced round, or if we have a liquidity event, such as an acquisition. Conversion terms are based on the valuation cap, discount, and interest rate defined in the SAFE.

When would my investment convert into shares?

Your investment converts when Above Board raises a priced equity round of $1M or more. It may also convert during an acquisition, or at maturity as defined in the SAFE. Timelines vary, however the conversion terms ensure investors receive equity based on the SAFE’s structure.

Is there a guaranteed financial return?

No. Early-stage investing is inherently risky. Financial returns typically occur

only if the company is acquired, goes public, or raises future rounds at higher valuations. While we are building aggressively and strategically, returns cannot be guaranteed.

How could an investor potentially earn a return?

If Above Board grows in valuation, your SAFE converts into equity at a lower price than future investors pay, due to the valuation cap, the 20% discount (for early participation). If a liquidity event occurs, the equity you hold could increase in value.

What are the key terms of this SAFE?

- **Valuation Cap:** $7M / $6M for the first $100k of investments
- **Discount: 20%**
- **Minimum Investment:** $100
- **Conversion Trigger:** Automatic conversion at a $1M+ priced round

What milestones is Above Board targeting next?

Our next phase includes launches in North Carolina, Florida and Texas. We are also expanding our Demo Team, strengthening our national partnership pipeline, releasing our sugar-free Orange Bitter Apéritif, and growing retail and on-premise presence. These milestones support strong valuation growth.

Why is Above Board a compelling investment?

Above Board is America's first no and low sugar liqueur company, operating within the $8.35B combined market of Baileys, Kahlúa, and Cointreau. This number refers only to these three brands and not to the entire liqueur industry. We are disrupting this category with sugar-free, keto-friendly, diabetic-friendly alternatives that align with modern consumer demand.

Most importantly, each new liqueur we launch increases our market potential exponentially, giving Above Board the ability to expand into new categories with every SKU.

Can investors contact the founders directly?

Yes. We welcome investor questions and believe in open communication. We are always available to discuss our mission, growth strategy, and long-term vision.